EXHIBIT 2.1

DATED 4 April 2008

AEP INDUSTRIES INC.

as the Seller

EURO-M FLEXIBLE PACKAGING S.A.

and

GHLIN S.R.L

as the Purchasers

The Share Purchase Agreement for
the sale and purchase of the shares
in AEP Industries Nederland B.V.

i

THIS SHARE PURCHASE AGREEMENT is made on 4 April 2008

BETWEEN:

(1)           AEP INDUSTRIES INC., a company incorporated under the laws of Delaware. USA with its corporate seat in South  Hackensack, New Jersey, USA, (the “Seller”);

(2)           EURO-M Flexible Packaging S.A., a company incorporated under the laws of Belgium with its corporate seat in Ghlin, Belgium (“EURO-M”); and

(3)           GHLIN S.r.L, a company incorporated under the laws of Italy with its corporate seat in Florence, Italy (“GHLIN”)

EURO-M and GHLIN are hereinafter collectively referred to as the “Purchasers” and individually as a “Purchaser”.

The parties to this Agreement are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

RECITALS:

(1)           AEP Industries Nederland B.V. is a private company with limited liability incorporated under the laws of the Netherlands, with its corporate seat in Laan van Westenenk 11 (7336 AZ) Apeldoorn, the Netherlands, registered with the trade register of the Chamber of Commerce with number 8038695 (the “Company”).

(2)           The companies listed in Schedule 1 (Subsidiaries) are the direct subsidiaries of the Company.

(3)           The Seller owns the entire issued and outstanding share capital of the Company (the “Shares”).

(4)           With a view to selling the Shares, the Seller initiated a controlled auction sale process inviting interested potential purchasers to participate.

(5)           On 6 December 2007 a letter of intent was signed between the Parties.

(6)           The Purchasers conducted and completed prior to the execution of this Agreement a due diligence investigation into the Group (as defined below) with the assistance of professional legal, accountancy, financial and tax advisors (the “Due Diligence Investigation”).

(7)           The Seller agrees to sell to the Purchasers and the Purchasers agree to purchase from the Seller the Shares, subject to the terms and conditions of this Agreement.

(8)           The Seller has duly complied with the requirements of the Works Council Act (Wet op de Ondernemingsraden) and the Parties have duly complied with the Merger Code 2000 (SER Besluit Fusiegedragsregels 2000).

IT IS AGREED as follows:

1.            DEFINITIONS

In this Agreement the following expressions shall have the following meanings (unless otherwise defined):

“Accounting Policies” means the specific principles, bases and conventions, rules and practices as consistently applied and used by the respective Group Companies (during the three years preceding the Completion Date) in preparing and presenting financial statements which are prepared in accordance with Dutch GAAP (General Accepted Accounting Principles);

“Accounts Date” means 31 October 2007;

“Accounting Rules” means the relevant provisions on financial statements of the Dutch Civil Code and to the extent applicable, the prevailing Guidelines for annual reporting in the Netherlands (Richtlijnen voor de jaarverslaggeving) published by the Dutch Accounting Standards Board (Raad voor de Jaarverslaggeving);

“Agreement” means this share purchase agreement including the recitals and all Schedules and Appendices, as amended in accordance with its terms;

“Business Day” means a day other than a Saturday or a Sunday, on which the banks in Amsterdam are open for normal business;

“CD-ROM” means the CD-ROM containing the documents listed on the Data Room Index;

“Claim” means any individual claim by the Purchasers in respect of a breach of any Seller’s Warranty;

“Company” means AEP Industries Nederland B.V.;

“Completion” means the completion of the sale and transfer of the Shares pursuant to Clause 7;

“Completion Date” means the date on which Completion shall take place or if the conditions precedent listed in Clause 5 have not been satisfied or waived on or before such date, five Business Days following the date on which the last of all conditions precedent shall have been satisfied or waived or such other date as the Parties may agree;

“Data Room Index” means the data room index attached to this Agreement as Schedule 2 (Data Room Index);

“Deed of Transfer” means the notarial deed of transfer of the Shares in the agreed form attached to this Agreement as Schedule 3 (Deed of Transfer);

“Disclosed Information” has the meaning given in Clause 11.4;

“Disclosure Letter” means the letter from the Seller to the Purchasers dated the Signing Date and attached to this Agreement as Schedule 4 (Disclosure Letter);

“Due Diligence Investigation” means the due diligence investigation conducted by the Purchasers into the Group with the assistance of professional legal, accountancy, financial and tax advisors;

“Due Diligence Reporting” means any oral or written advice or processing of the Disclosed Information prepared by or on behalf of or for the benefit of the Purchasers, including any and all due diligence reports, in relation to the Due Diligence Investigation;

“Encumbrance” means any mortgage (hypotheekrecht), pledge (pandrecht), right of first refusal (voorkeursrecht), usufruct (vruchtgebruik), leasehold (erfpacht), tenancy (huurrecht) or right of way (erfdienstbaarheid) or any other restrictions or encumbrances of any nature, other than pursuant to any applicable law or constitutional document;

“EURO-M” means EURO-M Flexible Packaging S.A.;

“Financial Statements” means the audited consolidated financial statements of the Company and the Subsidiaries (including the explanatory notes and reports thereto) for the period commencing on 1 November 2006 and ending on the Accounts Date prepared in accordance with the Accounting Policies;

“GHLIN” means GHLIN S.r.L;

“Group” or “Group Companies” means the Company and its Subsidiaries and “Group Company” means any one of them;

“Information Memorandum” means the information memorandum in respect of the Group Companies dated June 2007;

“Intellectual Property Rights” means (i) copyright, patents, rights in know how, rights in confidential information, database rights, including any updates and new releases and rights in trade marks and designs (whether registered or unregistered), (ii) applications for registration, and the right to apply for registration, for any of the same, and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

“Inter Company Payable” means the aggregate of all amounts owed by the Group Companies at Completion to any member of the Seller’s Group together with accrued interest, if any, up to the Completion Date on the terms of the applicable debt;

“Inter Company Receivable” means the aggregate of all amounts owed to the Group Companies at Completion by any member of the Seller’s Group together with accrued interest, if any, up to the Completion Date on the terms of the applicable debt;

“Key Managers” means Paul ten Brink and Wim Stutvoet;

“Notary” means any civil law notary (notaris) of Stibbe N.V. in Amsterdam;

“Notary’s Bank Account” means the notarial third party bank account of the Notary (account name: Stibbe Derdengelden Notariaat), account number 69.64.62.672 at ING Bank in Amsterdam;

“Purchasers” means EURO-M and GHLIN jointly;

“Purchasers’ Group” means the Purchasers and their subsidiaries and any direct or indirect holding company of the Purchasers and all other subsidiaries of any such holding company from time to time, including the Company after Completion;

“Purchase Price” means the final consideration payable for the Shares by the Purchasers to the Seller as referred to in Clause 4;

“Purchasers’ Warranties” means the warranties given by the Purchasers as set out in Schedule 5 (Purchaser’s Warranties);

“Seller” means AEP Industries Inc.;

“Seller’s Group” means the Seller and its subsidiaries and participations and any direct or indirect holding company of the Seller and all other subsidiaries of any such holding company from time to time, except the Group Companies after Completion;

“Seller’s Warranties” means the warranties given by the Seller set out in Schedule 6 (Seller’s Warranties);

“Shares” means the entire issued and outstanding share capital of the Company;

“Signing Date” means the date of signing this Agreement;

“Subsidiaries” means the entities as listed in Schedule 1 (Subsidiaries);

“Subsidiary Shares” means the issued shares in the Subsidiaries;

“Tax” or “Taxation” means all forms of taxation, duties, imposts and levies, of any country or jurisdiction, whether arising by way of a primary liability or by way of a secondary liability, including income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, capital gains tax, capital tax, dividend tax, inheritance tax, value added tax, real property transfer tax, customs and other import or export duties, excise duties, stamp duty reserve tax, wage tax, social security or other similar contributions, and any interest, penalty, surcharge or fine relating thereto;

“Tax Authority” means any local or national authority in or outside the Netherlands having the power to impose or collect Tax; and

“Third Party Claim” means a claim by a third party in or out court against the Purchaser or any of the Group Companies.

2.           INTERPRETATION

2.1.          In this Agreement the definitions in Clause 1 are used.

2.2.          In this Agreement, unless the context dictates otherwise:

2.2.1.          the masculine gender shall include the feminine and the neuter and vice versa;

2.2.2.          references to a person shall include a reference to any individual, company. association, partnership or joint venture;

2.2.3.          references to the “awareness” of the Seller or “to the best of Seller’s knowledge”

or any similar statement, shall mean the facts and circumstances actually known by the Seller after reasonable enquiry with the Key Managers;

2.2.4.          references to “include” and “including” shall be treated as references to “include without limitation” or “including without limitation”;

2.2.5.          references to documents in “agreed form” shall be to documents agreed between the Parties, annexed to this Agreement and initialled for identification by the Parties; and

2.2.6.          the headings are for identification only and shall not affect the interpretation of this Agreement.

3.            SALE AND PURCHASE

3.1.          Subject to the terms and conditions of this Agreement, the Seller hereby sells 51% of the Shares to GHLIN and 49% of the Shares to EURO-M and GHLIN hereby purchases 51% of the Shares and EURO-M 49% of the Shares.

3.2.          At Completion, title to the Shares, including all rights attached to them, shall pass to the Purchasers upon the execution of the Deed of Transfer.

3.3.          The Shares shall be for the risk and account of the Purchasers as from the Completion Date.

4.            PURCHASE PRICE

At Completion, the Purchasers shall pay an amount of EUR 3,000,000 (three million euros) as Purchase Price.

5.            CONDITIONS FOR COMPLETION

5.1.          Conditions for the obligations of both Parties

The obligation of the Purchasers and the Seller to effect the Completion is subject to the satisfaction of the following conditions precedent (opschortende voorwaarde):

5.1.1.          all notifications to all relevant authorities pursuant to any applicable competition law shall have been made and all waiting periods with respect to such notifications shall have expired and each relevant authority:

(A)          shall have rendered a decision permitting the execution and performance of this Agreement with or without requiring any conditions or obligations on the Purchasers;

(B)          shall have rendered a decision stating that no clearance is required;

(C)          shall not have rendered a decision within the applicable time periods and under the relevant laws the same implying that unconditional clearance has been given; or

(D)          shall have referred the matter to any other competent authority in accordance with the relevant laws and clearance subsequently shall have been given in accordance with Clause 5.1.1 (A) or (B) or (C).

5.2.          Responsibility for satisfaction

5.2.1.          The Purchasers shall use their best efforts to satisfy the conditions precedent in Clause 5.1.1 as soon as possible after the Signing Date.

5.2.2.          The primary responsibility for identifying any competition and other regulatory aspects of the transactions contemplated by this Agreement including the preparation and filing of the relevant notifications set out in Clause 5.1.1 and the conduct of proceedings before any relevant authority rests with the Purchasers. The Purchasers furthermore undertake to and agree with the Seller that they shall:

(A)          file the relevant notifications within 5 Business Days after the Signing Date;

(B)          take any action reasonably necessary to persuade any relevant authority to permit the execution and performance of this Agreement;

(C)          satisfy and continue to satisfy any obligations or conditions imposed by any relevant authority, including any requirement to dispose of any businesses or subsidiaries, or both; and

(D)          keep the Seller informed on the status and progress of the relevant notifications so as to enable the Seller to assess the Purchasers’ compliance with this Clause 5.2 provided, that the Purchasers shall not take any action in respect of (A), (B) or (C) without the prior consultation with the Seller. For the avoidance of doubt, any action that the Purchasers shall or are required to take in respect of (A), (B) or (C) shall be without prejudice to this Agreement.

5.2.3.          The Seller shall provide all necessary information and assistance reasonably requested by the Purchasers to satisfy the condition precedent in Clause 5.1.1.

5.2.4.          The Seller shall not be liable under this Agreement in respect of any failure to make any filing, registration or notification that is required or advisable under any applicable competition law or to secure review or clearance of the transactions contemplated by this Agreement by any relevant authority.

5.2.5.          If after Completion, as a consequence of a failure to make any of the filings. registrations or notifications referred to in Clause 5.1.1, any or all of the transactions contemplated by this Agreement are annulled pursuant to any applicable competition law or any penalty becomes payable to any relevant authority, or both, the Purchasers shall take all action required to remedy the situation and compensate the Seller for all damage, costs and expenses suffered or incurred by the Seller as a result thereof, including the amount of any reduced profits or increased losses.

5.3.          Notice and waiver

A Party shall give notice to the other Parties immediately upon becoming aware that a condition precedent has been satisfied. If any Party becomes aware of anything that will or may prevent any of the conditions precedent from being satisfied, it shall immediately notify the other Parties.

5.4.          Fulfilment date

If the conditions precedent in Clause 5.1 are not satisfied on or before 31 July 2008 or it transpires that the conditions precedent in Clause 5.1 are incapable of satisfaction, this Agreement may be terminated by notice given by either the Purchasers or the Seller.

6.            PRE-COMPLETION COVENANTS

6.1.          During the period from the Signing Date until the Completion Date, the Seller shall procure that each of the Group Companies;

6.1.1.          carries on its business in the ordinary course, consistent with past practice and in accordance with applicable laws and regulations;

6.1.2.          without the prior written consent of the Purchasers, such consent not to be unreasonably withheld or delayed, and except as contemplated by this Agreement, shall not take any action to:

(A)          amend its articles of association;

(B)          pass or adopt any resolution of its shareholder or any class of shareholders, whether in general meeting or otherwise;

(C)          settle any existing or initiate any new litigation exceeding EUR 150,000 in each case excluding any existing or new litigation or any disputes in relation to customs;

(D)          change the accounting procedures, principles or practices of any Group Company;

(E)           issue any shares or issue any instrument that gives its holder the right to acquire or subscribe for shares;

(F)           acquire or dispose of any business or any other material asset other than in the ordinary course of business;

(G)          make any material changes to the remuneration of any employee with an annual gross salary of EUR 40,000 or more at the Signing Date other than in the ordinary course of business;

(H)          grant or issue any Encumbrance on any asset, property or share.

6.2.          If the Purchasers have not responded in writing within 5 Business Days after receipt of a request for consent by the Seller or any of the Group Companies in respect of any of the actions in Clause 6.1.2, the Purchasers shall be deemed to have agreed to the proposed action.

6.3.          The Seller shall procure that prior to or on the Completion Date, prior to the transfer of the Shares to the Purchasers the existing management services agreement between the Group Companies and the Seller shall be terminated. On the Completion Date, the Seller will confirm and acknowledge, upon receipt of the at the Completion Date outstanding amounts under such management services agreement, that none of the Group Companies has any obligation(s) vis á vis the Seller or any member of the Seller’s Group with respect to such management services agreement or the termination thereof.

7.            COMPLETION

7.1.          Completion shall take place on the Completion Date. Completion shall take place at the offices of Stibbe N.V. in Amsterdam.

7.2.          On the Completion Date the following legal actions and steps shall take place:

7.2.1.          the Purchasers shall deliver to the Seller duly executed powers of attorney and corporate resolutions, if and as applicable, in the agreed form;

7.2.2.          On the Completion Date the Purchasers shall pay the Purchase Price in accordance with Clause 4 of this Agreement by wire transfer into the Notary’s Bank Account;

7.2.3.          the Seller and the Company shall execute the agreement relating to the transfer of certain Intellectual Property Rights by the Seller to the Company in the agreed form attached to this Agreement as Schedule 7 (Intellectual Property Transfer Agreement);

7.2.4.          the Purchasers and the Seller shall procure that the Notary executes the Deed of Transfer. The Parties shall procure that the Company acknowledges the transfer of the Shares;

7.2.5.          the Notary shall register the transfer of the Shares in the shareholders register and deliver the register to the Purchasers; and

7.2.6.          upon the execution of the Deed of Transfer, the Notary shall hold the Purchase Price for the sole benefit of the Seller and shall transfer the Purchase Price for same day value to the bank account of the Seller in accordance with the notary letter from the Notary dated on or about the date hereof.

7.3.          If any of the obligations under Clause 7 are not complied with on or by the Completion Date, the non-defaulting Party shall be entitled, by notice to the other Parties, to:

(A)             defer Completion, in which case the provisions of this Clause 7.3 shall apply to Completion as deferred;

(B)              proceed to Completion as far as practicable, without limiting its rights, including the right to claim damages; or

(C)              terminate this Agreement.

If Completion does not take place on the date referred to in Clause 7.1 and this Agreement is terminated pursuant to this Clause 7.3, the provisions of Clause 13 shall apply.

8.            PAYMENT OF INTER COMPANY PAYABLE AND INTER COMPANY RECEIVABLE

8.1.          Inter Company Payable

The Purchasers shall at Completion (as agent for the relevant Group Company) pay to the Seller (as agent for the relevant member of Seller’s Group) through the Notary’s Bank Account an amount equal to the Inter Company Payable. Parties agree that the respective amount shall not act as security for the (financial) obligations of the Seller vis-à-vis the Purchasers pursuant to this Agreement, meaning that the Purchasers are not entitled to postpone payment of the Inter Company Payable or set-off any claim it may have against the Seller, in particular with respect to a Claim.

8.2.          Inter Company Receivable

The Seller shall at Completion (as agent for the relevant member of Seller’s Group) pay through the Notary’s Bank Account to either EURO-M or GHLIN (as agent for the relevant Group Company) an amount equal to the Inter Company Receivable.

9.            RELEASE OF GUARANTEE

The Purchasers shall (i) procure that as soon as reasonably practicably possible after Completion the Seller is released from the guarantee issued by it in favour of GE Capital and of which a copy is attached hereto as Schedule 8 (GE Guarantee) and (ii) indemnify the Seller against all amounts paid by it in respect of this guarantee.

10.          POST-COMPLETION COVENANTS

10.1.        All insurance policies taken out by the Seller in respect of the Group Companies shall be terminated and cease to provide cover to the Group Companies one day (24 hours) after Completion Date. The Purchasers shall be fully responsible for maintaining insurance cover in respect of the Group Companies one day (24 hours) after Completion Date. Notwithstanding the foregoing, the Seller shall, in relation to the Group Companies, continue the current (i) general liability insurance with AIG Europe and (ii) property insurance available through Starrtech for the real property of the Group Companies, for no additional premium until 1 November 2008. In case of a claim under these insurance policies in relation to any of the group Companies, the Seller will endorse to the sole benefit of the purchaser the amount it receives from the relevant insurer in relation to such claim. The Seller has no obligations or liability towards the Purchasers or the Group Companies in relation to the insurances referred to under (i) and (ii) above, other than the payment obligation referred to in the previous sentence.

10.2.        The Purchasers shall procure that the Group Companies shall retain for a period of at least seven years from Completion, or such longer period as may be required by applicable law, all books, records and documents of or relating to any Group Company prior to Completion. The Purchasers shall permit and allow upon reasonable notice and during normal business hours, the Seller and its representatives to inspect and make and obtain copies of such books, records and documents, excluding any Due Diligence Reporting. Any such disclosure to the Seller shall be subject to the Seller observing the confidentiality undertakings stipulated in this Agreement.

10.3.        In order to assure to the Purchasers the full benefit of the business and goodwill of and know-how embodied in the Group Companies, the Seller hereby undertakes, that it shall not, without the prior written approval of the Purchasers, directly or indirectly, for its own account or on behalf of any other person or in any other way for the account of any third party, for the period of two (2) years after Completion:

(A)             be concerned in any business in the Netherlands which is competitive or likely to be competitive with any of the activities carried on by each of the Group Companies at Completion;

(B)                                         canvas or solicit or attempt to canvas or solicit orders for products identical to those being provided by the Group Companies at Completion from any person who is at Completion or has been at any date within one year preceding the Completion, a customer of any of the Group Companies;

(C)                                         employ, solicit or entice away or attempt to employ, solicit or entice away any person who is at Completion, or was at any date within one year preceding the Completion, an employee of any of the Group Companies; and

(D)                                        make use of or (except as required by law or any competent regulatory body) disclose or divulge to any third party any information of a secret or confidential nature relating to the business or affairs of the Group Companies or its customers or suppliers.

11.                              SELLER’S WARRANTIES

11.1.                       The Seller warrants that each of the Seller’s Warranties is true and accurate on the Signing Date.

11.2.                       The Purchasers confirm that when entering into this Agreement they did not rely on any other warranty or statement than the Seller’s Warranties contained in Schedule 8 (Seller’s Warranties).

11.3.                       For the avoidance of doubt, the Seller shall not be liable in respect of any forecasts. estimates, interpretations, analysis, projections, statements of intent or statements of opinion.

11.4.                       The Purchasers shall not have the right to invoke a breach of any Seller’s Warranty in the event that the fact, the circumstance or the event which was the cause of the breach was fairly disclosed in (i) this Agreement, (ii) the Information Memorandum, (iii) the Disclosure Letter, (iv) the documents listed on the Data Room Index and filed on the CDROM and (v) written answers provided to questions submitted by the Purchasers (or their advisors) in connection with the transaction envisaged by this Agreement (together the “Disclosed Information”), where fairly disclosed shall refer to matters that appear on the face of the documents referred to under (i) up to and including (v) above. Accordingly where reference is made to a document or a particular part of a document but the document or the particular part of a document has not been provided to the Purchasers, such matter or reference and document or particular part of a document, shall not be deemed to have been fairly disclosed to the Purchasers.

12.                              LIABILITY OF THE SELLER FOR BREACHES

12.1.                       In the event of a breach (“tekortkoming in de nakoming”) of this agreement that can be attributed to the Seller, the Seller shall pay to the Purchasers an amount equal to the actual amount of damage (“schade”) within the meaning of Article 6:96 of the Dutch Civil Code incurred by the Purchasers that is reasonably attributable to the Seller under article 6:98 of the Dutch Civil Code. However, the Seller shall only be liable for damages that are as a direct result of such breach and the Seller shall therefore not be liable for any reduced profits, increased losses, loss of goodwill or consequential damage.

12.2.                       The sole remedy of the Purchasers for a breach of any Seller’s Warranty shall be an action for damages pursuant to a Claim. The Purchasers shall not be entitled to terminate or rescind this Agreement in the event of a breach of any Seller’s Warranty. No person other than the Purchasers is entitled to make a Claim.

12.3.                       A breach of any Seller’s Warranty that is capable of remedy shall not entitle the Purchasers to a Claim unless the Seller is given notice of such breach in accordance with Clause 13 and such breach is not remedied within 10 Business Days after the date on which notice is served.

12.4.                       The Seller shall be liable for a breach of any Seller’s Warranty (i) until the date that is 10 years after the Completion Date with respect to the Seller’s Warranties set out in Clause 3 (the Shares) of Schedule 8 (Seller’s Warranties), (ii) until the date that is six months after the expiry of the statute of limitations with respect to the Seller’s Warranties set out in Clause 13 (Taxation) of Schedule 8 (Seller’s Warranties) and (iii) on the date that is eighteen months after the Completion Date in respect of any other Seller’s Warranty, provided, notice of a Claim has been given in accordance with Clause 13 before expiry of the relevant dates.

12.5.                       The Seller shall not be liable for a Claim unless the amount of an individual Claim exceeds EUR 150,000 and the aggregate amount of all Claims exceeds EUR 500,000 in which case the Seller’s liability shall include the first EUR 500,000. The aggregate liability of the Seller in respect of all breaches of this Agreement, including Claims, shall not exceed the Purchase Price.

12.6.                       The Seller shall not be liable (i) in respect of a contingent liability until and unless such contingent liability becomes an actual liability and is due and payable and (ii) for any matter or circumstance if it would not have arisen but for anything done or omitted to be done by the Purchasers or any of the Group Companies or any of their respective directors, employees or agents after Completion or before Completion if at the request of the Purchasers. In the event of a contingent liability becoming known to the Purchasers, the Purchasers shall notify the Seller of such contingent liability within the time limitations set out in Clause 12.4. If a contingent liability has not become an actual liability within six months of notification of such contingent liability, the contingent liability shall not be enforceable against the Seller and shall be deemed to have been withdrawn.

12.7.                       The Purchasers will take all reasonable measures and will procure that all measures are taken by the Company in order to avoid or mitigate damage that may give rise to a Claim.

12.8.                       The Seller shall not be liable in respect of a Claim to the extent that (i) insurance payment is actually received with respect to the damage giving rise to the Claim pursuant to any insurance policy in full force and effect on the Completion Date or could have been compensated if the insurance policies taken out in respect of the Company before Completion had been maintained by the Purchasers or had been replaced for insurance policies with equivalent cover after Completion or (ii) the matter giving rise to the Claim has been disclosed, provided for or recognized as a liability in the balance sheet of the Financial Statements.

The Group Companies will, and the Purchasers will procure that the Group Companies will, use its best efforts to claim and receive any such insurance payment, failing which the payment involved will be deducted from the damage so calculated, regardless whether or not the receipt or gain was actually realised.

12.9.                       In assessing the amount of a Claim, such amount shall be decreased with any tax benefit actually realized by the Group Companies, provided that the Group Companies will, and the Purchasers will procure that the Group Companies will, use their best efforts to claim and receive any such tax benefit, failing which the payment involved will be deducted from the damage so calculated, regardless whether or not the gain was actually realized.

12.10.                 The Seller shall not be liable in respect of a Claim to the extent that the Claim arises or is increased as a result of (i) any change in law, practice or generally accepted published interpretation of the law after the Completion Date, (ii) any change in the rates, methods of calculation, basis, imposition or collection of Taxation or (iii) any change in the accounting or taxation policies or practice of the Purchaser or any other member of the Purchasers’ Group after the Completion Date.

12.11.                 If, before the Seller pays an amount in discharge of any Claim, the Purchasers or any other member of the Purchasers’ Group recovers from a third party, including for the avoidance of doubt any Tax authority or insurance company, a sum that is directly related to the Claim, the Seller may, in its sole discretion, require that:

(A)                                       the Purchasers or the relevant member of the Purchasers’ Group takes all reasonable steps necessary to enforce recovery from the third party before enforcing the Claim against the Seller, after notice of such Claim has been given in accordance with Clause 13;

(B)                                         the amount of the relevant Claim shall be reduced or satisfied with the sum recovered from the third party less any Tax benefits realized by the Purchasers or the relevant member of the Purchasers’ Group in respect of this sum and reasonable costs and expenses incurred in obtaining such recovery;

(C)                                         the Seller substitutes the Purchasers by subrogation in its right or claim with respect to the third party.

12.12.                 If the Seller pays an amount in discharge of any Claim and the Purchasers or any other member of the Purchasers’ Group subsequently recovers or is entitled to recover from a third party, including for the avoidance of doubt any Tax authority or insurance company, a sum that is directly related to the Claim, the Seller may, in its sole discretion, require that:

(A)                                       the Purchasers or the relevant member of the Purchasers’ Group takes all reasonable steps necessary to enforce recovery from the third party;

(B)                                         the Purchasers pay to the Seller an amount equal to the sum actually recovered or from the third part less any Tax benefits realized by the Purchasers or the relevant member of the Purchasers’ Group in respect of this sum and reasonable costs and expenses incurred in obtaining such recovery or, if less, the amount previously paid by the Seller to the Purchasers;

(C)                                         the Seller substitutes the Purchasers by subrogation in its right or claim with respect to the relevant third party.

13.                              CONDUCT OF CLAIMS

13.1.                       The Purchasers shall as soon as reasonably practicable after it or any member of the Purchasers’ Group becomes aware of a Claim or any matter or circumstance that will or may give rise to a Claim give written notice to the Seller. The notification of the Purchasers shall contain all known details of such Claim including the Purchasers’ estimate of the amount of the Claim, an indication as to whether any insurance cover or third party recourse would be available in respect of the Claim and all other information reasonably necessary to enable the Seller to assess the merits of the Claim. However, no obligation exist for the Purchasers to provide the Seller with any Due Diligence Reporting.

13.2.                       If the Purchasers fail to notify the Seller within 30 Business Days after it or the relevant member of the Purchasers’ Group becomes aware of a Claim or any matter or circumstance that will or may give rise to a Claim as set out in Clause 13.1, the Seller shall not be liable in relation to such Claim.

13.3.                       Upon notification of a Claim pursuant to Clause 13.1 the Purchasers shall:

13.3.1.                        allow the Seller or its representatives access to books, records and to such personnel of the Purchaser’s Group as the Seller may reasonably request to investigate the Claim, all except for any Due Diligence Reporting;

13.3.2.                        disclose to the Seller or its representatives all information and documents relevant to the Claim, all except for any Due Diligence Reporting; and

13.3.3.                        take such steps as the Seller may reasonably request pursuant to Clause 13.4.

13.4.                       If a Claim or any matter or circumstance that gives or may give rise to a Claim notified pursuant to Clause 13.1 relates to a Third Party Claim, then:

13.4.1.                        the Seller may at any time, by a written notice to the Purchasers, at its own expense take over the defense of the Third Party Claim provided that the Seller agrees to indemnify the Purchasers for any costs, charges and expenses arising from such Third Party Claim and all damages resulting there from and seeks the assistance of a legal advisor who has the relevant experience and is reasonably acceptable to the Purchasers. If the Seller takes over the defence the Purchasers shall, and shall procure that the Purchasers’ Group shall:

(A)                             leave the conduct of the Third Party Claim entirely to the Seller (which entails, for the avoidance of any doubt, that Seller has the right to settle the relevant Third Party Claim), provided that it shall keep the Purchasers updated and consult with the Purchasers on the strategy and direction of its defence on a regular basis;

(B)                               give the Seller all assistance necessary to conduct the Third Party Claim on its behalf or on behalf of the relevant member of the Purchasers’ Group, including the granting of powers of attorney; and

(C)                               allow the Seller and its representatives access and disclose to the Seller and its representatives information and documents as set out in the Clauses 13.3.1 and 13.3.2.

13.5.                       Without prejudice to Clause 13.4 the Purchasers shall have the right to settle, at their own expense and with their own professional advisors, any Third Party Claim, provided no settlement shall be made without the Seller’s prior written consent. Such consent is a condition to the Seller’s liability in connection with a Third Party Claim and the settlement thereof. The Purchasers shall conduct negotiations, if any, relating to a Third Party Claim in consultation with the Seller.

14.                              INDEMNITIES

The Seller will fully indemnify the Purchasers and the Company and shall hold the Purchasers and the Company harmless against any and all claims against the Company relating to (i) the sale and transfer by the Company of the shares in the capital of AEP Bordex B.V. to Global Plastics International and (ii) the declarations of liability as referred to in Article 2:403 of the Dutch Civil Code, issued by the Company for the benefit AEP Bordex B.V. Any liability of the Seller in respect of the indemnities contained herein shall be limited or qualified by the limitations, thresholds and procedures in Clause 12.

15.                              PURCHASER’S WARRANTIES

15.1.                       The Purchasers warrant that each of the statements set out in Schedule 7 (Purchasers’ Warranties) is true and accurate on the Signing Date.

15.2.                       The Purchasers warrant that the Purchasers and their advisors involved in the transaction are not aware of a breach by the Seller of any Seller’s Warranty or of any other provision of this Agreement or of any matter or circumstance that will or may give rise to a breach of any Seller’s Warranty or of any other provision of this Agreement. This warranty is deemed to be repeated on the Completion Date.

16.                              CONFIDENTIALITY AND ANNOUNCEMENTS

16.1.                       Each Party shall treat as strictly confidential and not disclose or use any information relating to this Agreement or any ancillary matter and the negotiations leading up to this Agreement.

16.2.                       None of the Parties shall make any announcement before or after Completion with respect to this Agreement or any ancillary matter without the prior written consent of the other Parties, such consent not to be unreasonably withheld or delayed.

16.3.                       Notwithstanding Clauses 16.1 and 16.2 a Party may make an announcement with respect to this Agreement or any ancillary matter if (i) required by any law to which that Party is subject or (ii) required by a court or any securities exchange or regulatory or governmental body, provided that such Party shall endeavour to consult with the other Party and take into account any reasonable comments of the other Party prior to making any such announcement.

17.                              EFFECT OF TERMINATION

17.1.                       If this Agreement is terminated:

17.1.1.                        all rights and obligations of the Purchasers and the Seller under this Agreement shall end except for this Clause 17, the Clauses 2 (Interpretation), 15 (Confidentiality and Announcements), 18.2 (Notices), 18.14 (Governing law) and 18.15 (Jurisdiction) that will remain in full force and effect;

17.1.2.                        a Party shall not be relieved from liability for a breach prior to termination of any of its warranties, covenants or other obligations in this Agreement.

18.                              GENERAL PROVISIONS

18.1.                       At or following Completion the Seller and the Purchasers shall sign all documents and undertake and perform all acts necessary for the fulfilment of their respective obligations under this Agreement.

18.2.                       All notices, consents, waivers and other communications under this Agreement must be in writing in English and delivered by hand or sent by registered mail, express courier, fax or e-mail to the appropriate addresses and fax numbers set out below, or to such addresses and fax numbers as a Party may notify to the other Party from time to time. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by fax or e-mail.

To the Seller:
Name:	AEP Industries Inc
Address:	18125 Phillips Avenue
19South Hackensack, NJ 07606
UNITED STATES OF AMERICA
Fax number:
E-mail:	FeeneyP@aepinc.com
Attention:	Paul Feeney

To EURO-M:
Name:	EURO-M Flexible Packaging S.A
Address: Parc Industriel de Ghlin – Baudour Nord
Route de Wallonie 141
B -7011 GHLIN (BELGIUM)
Fax number:	0032 65 76 00 27
E-mail:	spignone@eurom.be
Attention:	Sivio Pignone

To GHLIN:
Name:	GHLIN S.r.L
Address:	Via A. Giacomini 11
50132, Florence
ITALY
Fax number:	055 8795700
E-mail:	spignone@eurom.be
Attention:	Sivio Pignone

18.3.                       Except as explicitly stated otherwise in this Agreement, each Party to this Agreement shall pay its own costs and expenses in relation to the preparation and execution of this Agreement and the transactions contemplated thereby.

18.4.                       This Agreement constitutes the entire agreement between the Parties relating to the sale and purchase of the Shares. This Agreement supersedes and terminates any earlier agreements, either verbally or in writing, between the Parties and no Party shall have any right or remedy against any other Party arising out of or in connection with any such earlier agreements.

18.5.                       This Agreement may only be amended by mutual agreement in writing.

18.6.                       None of the Parties may assign or procure the assumption of its rights and obligations under this Agreement, either in whole or in part, to any other person without the prior written consent of the other Party. Notwithstanding the foregoing, the Purchasers are entitled to pledge their rights under this Agreement by way of security to any bank or financial institute or other person for the purposes of financing or refinancing the transactions contemplated by this Agreement.

18.7.                       The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provision shall be as close as possible to the intent of the invalid or unenforceable provision.

18.8.                       The Purchasers acknowledge that the Notary is a civil law notary working at Stibbe N.V., the law firm acting as lawyers of the Seller. With reference to the provisions of the Code of Conduct (Verordening Beroeps- en Gedragsregels) of the Royal Notarial Regulatory Body (Koninklijke Notariële Beroepsorganisatie), the Purchasers acknowledge and agree that Stibbe N.V. may assist and act on behalf of the Seller in connection with this Agreement including any disputes arising in relation to this Agreement.

18.9.                       The Parties wane their right to nullify (vernietigen) this Agreement or to rescind (ontbinden) this Agreement pursuant to Articles 6:228 or 6:265 of the Dutch Civil Code after Completion. The Parties furthermore acknowledge that they do not have any rights under Title 1 Book 7 of the Dutch Civil Code and exclude the applicability thereof.

18.10.                 The rights of any Party under this Agreement are without prejudice to all other rights and remedies available to such Party and no failure by any Party to exercise, and no delay in exercising, any right under this Agreement, in the event of breach of contract by any Party hereto will operate as a waiver of such right or any other right under this Agreement.

18.11.                 Any payment by the Purchasers or any other member of the Purchasers’ Group to the Seller under this Agreement shall be made:

(A)                                       to the Seller or at the discretion and direction of the Seller, to any other member of the Seller’s Group;

(B)                                         for same day value.

18.12.                 Any payment made by the Seller in respect of a claim of the Purchasers for any breach of this Agreement, including any Claim, shall be deemed an adjustment of the Purchase Price for Dutch Tax purposes.

18.13.                 Clauses 2 (Interpretation), 16 (Confidentiality and Announcements), 18.2 (Notices), 18.14 (Governing law) and 18.15 (Jurisdiction) shall apply mutatis mutandis to all agreements connected with this Agreement save as otherwise provided or as the context may otherwise require in the relevant agreement.

18.14.                 This Agreement is governed by the laws of the Netherlands.

18.15.                 The Parties agree to have any dispute in connection with this Agreement or any agreement relating thereto finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut).

(a)                                           The arbitral proceedings shall be conducted in the English language.

(b)                                          The place of arbitration shall be Amsterdam.

(c)                                           The arbitral tribunal shall comprise one arbitrator.

(d)                                          The arbitral tribunal shall decide in accordance with the rules of law.

(e)                                           The Parties shall not be precluded from applying for injunctive relief in summary proceedings (kort geding) before any competent court instead of arbitrators.

THUS AGREED AND SIGNED IN AMSTERDAM ON 4 APRIL 2008.

AEP Industries Inc	EURO-M Flexible Packaging S.A

By: Paul Feeney	By: Silvio Pignone

Title:	Title:

GHLIN S.r.L

By: Silvio Pignone

Title: